GELIA GROUP, CORP.

Klenovy Blvd, 6-7

Moscow, Russia 115470

Tel. (702) 605-4165

Email: geliagroupcorp@yahoo.com

March 25, 2013

Ms. Jennifer López,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Gelia Group, Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 25, 2013

File No. 333-186079

Dear Ms. López:

Gelia Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated March 5, 2013 (the "Comment Letter"), with reference to the Company's amendment number 2 to the registration statement on Form S-1 filed with the Commission on February 25, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to comment 2 in our letter dated February 15, 2013, particularly your statement that you cannot be “classified as a company having no or nominal operations” for purposes of the definition of shell company in Rule 405 under the Securities Act. In this regard, we note your statements in support of this conclusion to the effect that management has “devoted a significant amount of time to form the company and to develop its business plan” and that subsequently the company has “executed a Referral Agreement with Alexey Hramtsov.” Alone, without further information, these actions do not support the conclusion that your company cannot be classified as a shell company. To the contrary, these actions suggest that your company has no or only nominal operations. And given the nature of your assets, it would appear that your company is a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please share it with us. Otherwise, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Our response: We revised our prospectus to disclose that we are a shell company and disclosed the consequences of that status, such as the restrictions on our ability to use registration statements on Form S-8, the limitations on the ability of our security holders to use Rule 144 and the potential reduced liquidity or illiquidity of our securities.

Financial Statements, page 31

Statements of Cash Flows, page F-5

2. We reviewed your response to comment 35 in our letter dated February 15, 2013. We understand that you have elected not to present the constructive receipt of the related party loan and constructive disbursement to pay vendors. Your current presentation and disclosure in Note 4 implies that you are presenting loan proceeds from a shareholder as a cash inflow from operating activities. Please tell us your consideration of labeling the “Proceeds from loan from shareholder” line item in a manner that clarifies that it is a reconciling line item rather than a cash inflow from financing activities and adding clarifying disclosure in Note 4 of the constructive receipt.

Our response: We have revised our cash flow statements in accordance with the comments of the commission. Note 4 doesn’t imply that cash was received in the Company’s bank account. In fact it states that a Director loaned the Company $117 for incorporation fees.

Exhibit 5.1

3. We note your response to comment 36 in our letter dated February 15, 2013. As previously requested, please have counsel revise its opinion to consent to being named in the registration statement. Please see Section IV of Staff Legal Bulletin 19, which is available on our website.

Our response: Our counsel revised its opinion to consent to being named in the registration statement

Please direct any further comments or questions you may have to the company at geliagroupcorp@yahoo.com

Thank you.

Sincerely,

/S/ Yulia Marach

Yulia Marach, President

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